

12061900



UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16538 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WADSWORTH INVESTMENT CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

879 Church Street
(No. and Street)

Wallingford (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Z. Frank, Esq. 203 269 9730
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Staresinic, Stephen J.
(Name – *if individual, state last, first, middle name*)

Weratrasse, 105 (Address) Stuttgart (City) Germany (State) 70190 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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|---|---|
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| Expires: | April 30, 2013 |
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: WADSWORTH INVESTMENT COMPANY, INC. [13]

SEC FILE NO. [14]

FIRM I.D. NO. 5844 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

879 CHURCH STREET [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 05/01/11 [24]

WALLINGFORD [21] CT [22] 06492 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY) 04/30/12 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

Stephan Z. Frank [30]

**(Area Code) — Telephone No.** (203) 269-9730 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

| | | OFFICIAL USE | |
|---|---|---|---|
| | 32 | | 33 |
| | 34 | | 35 |
| | 36 | | 37 |
| | 38 | | 39 |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of June 2012

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2)
Principal Financial Officer or Partner

3)
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Staresinic, Stephen J [70]

ADDRESS

| Wera strasse 106 [71] | Stuttgart [72] | Germany [73] | 70190 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER: WADSWORTH INVESTMENT COMPANY, INC | N 3 | [100]

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 04/30/12 [99]
SEC FILE NO. [98]
Consolidated ✓ [198]
Unconsolidated [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 11198 | 200 | | | $ 11198 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | | 300 | $ | 550 | | 810 |
| 3. Receivable from non-customers | 23622 | 355 | 3791 | 600 | 27413 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 318466 | 424 | | | | |
| E. Spot commodities | | 430 | | | 318466 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ [150] | | | | | | |
| B. Other securities $ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ [170] | | | | | | |
| B. Other securities $ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| 11. Other assets | | 535 | 8100 | 735 | 8100 | 930 |
| 12. TOTAL ASSETS | $ 353286 | 540 | $ 11891 | 740 | $ 365177 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc. as of 04/30/2012

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

**LIABILITIES AND OWNERSHIP EQUITY**

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 [13] | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | [10] | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | | 1155 | | 1355 | | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 1743 | 1205 | 2640 | 1385 | 4383 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 [12] | | 1390 [14] | | 1700 |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders [9] $ ___ 970 | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ ___ 980 | | | | | | |
| B. Securities borrowings, at market value from outsiders $ ___ 990 | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | | 1730 |
| 1. from outsiders $ ___ 1000 | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ ___ 1010 | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ | 1230 | $ | 1450 | $ | 1760 |

**Ownership Equity**

| | | | Total | |
|---|---|---|---|---|
| 21. Sole Proprietorship | | | [15] $ | 1770 |
| 22. Partnership (limited partners) | [11] ($ | 1020) | | 1780 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common stock | | | 11 000 | 1792 |
| C. Additional paid-in capital | | | | 1793 |
| D. Retained earnings | | | 349794 | 1794 |
| E. Total | | | 360794 | 1795 |
| F. Less capital stock in treasury | | | [16] ( | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | | $ 360794 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 365177 | 1810 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER as of 04/30/12
Wadsworth Investment Company, Inc.

## COMPUTATION OF NET CAPITAL

| | Item | | Amount | Code | | Amount | Code |
|---|---|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | | $ | 360794 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | | 19 | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | | | 360794 | 3500 |
| 4. | Add: | | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | | $ | 360794 | 3530 |
| 6. | Deductions and/or charges: | | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ | 11891 | 3540 | | | |
| | B. Secured demand note delinquency | | | 3590 | | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | | 3600 | | | |
| | D. Other deductions and/or charges | | | 3610 | | ( 11891 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | | 20 $ | 348903 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | | | |
| | A. Contractual securities commitments | $ | | 3660 | | | |
| | B. Subordinated securities borrowings | | | 3670 | | | |
| | C. Trading and investment securities: | | | | | | |
| | 1. Exempted securities | 18 | | 3735 | | | |
| | 2. Debt securities | | | 3733 | | | |
| | 3. Options | | | 3730 | | | |
| | 4. Other securities | | 47770 | 3734 | | | |
| | D. Undue Concentration | | | 3650 | | | |
| | E. Other (List) | | | 3736 | | ( 47770 ) | 3740 |
| 10. | Net Capital | | | | $ | 301133 | 3750 |

30

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC as of 04/30/12

**COMPUTATION OF NET CAPITAL REQUIREMENT**

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required ($6\frac{2}{3}$% of line 19) | $ | 116 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 296133 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) [22] | $ | 295133 | 3780 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 1743 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit [21] | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 1743 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | .58 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | 0.00 | 3860 |

**COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT**

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23] | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC.

For the period (MMDDYY) from 050111 [3932] to 043012 [3933]
Number of months included in this statement [3931]

## STATEMENT OF INCOME (LOSS)

### REVENUE

| Item | Amount | Code |
|---|---|---|
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 3935 |
| b. Commissions on listed option transactions | | 3938 |
| c. All other securities commissions | | 3939 |
| d. Total securities commissions | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | 3955 |
| 5. Revenue from sale of investment company shares | 268982 | 3970 |
| 6. Commodities revenue | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 3975 |
| 8. Other revenue | 148351 | 3995 |
| 9. Total revenue | $ 417333 | 4030 |

### EXPENSES

| Item | | | Amount | Code |
|---|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | | 4120 |
| 11. Other employee compensation and benefits | | | 145540 | 4115 |
| 12. Commissions paid to other broker-dealers | | | | 4140 |
| 13. Interest expense | | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | | 4070 | | |
| 14. Regulatory fees and expenses | | | 8629 | 4195 |
| 15. Other expenses | | | 255737 | 4100 |
| 16. Total expenses | | | $ 409906 | 4200 |

### NET INCOME

| Item | | | Amount | Code |
|---|---|---|---|---|
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | | $ 7427 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | | 4222 |
| a. After Federal income taxes of | | 4338 | | |
| 20. Extraordinary gains (losses) | | | | 4224 |
| a. After Federal income taxes of | | 4239 | | |
| 21. Cumulative effect of changes in accounting principles | | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | | $ 7427 | 4230 |

### MONTHLY INCOME

| Item | Amount | Code |
|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ (29501) | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc

For the period (MMDDYY) from 050111 to 043012

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 353367 | 4240 |
| A. Net income (loss) | | 7427 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ [4262] ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ [4272] ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | $ 360794 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | 30 $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc as of 04/30/12

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .......... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .......... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 30 ____ [4335] [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .......... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | 4699 | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

Independent Auditor's Report

William F. Wadsworth
Wadsworth Investment Company, Inc
879 Church St
Wallingford, Connecticut

I have audited the accompanying Financial and Operational Combined Uniform Single Report (FOCUS REPORT), Statement of Cash Flows and Reconciliation of Computation of Net Capital of Wadsworth Investment Company, Inc, as of April 30, 2012. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 1, the financial statements include in the FOCUS REPORT were prepared in the conformity with the accounting practices prescribed by the Securities and Exchange Commission, which are the same as the accounting principles generally accepted in the United States.

In my opinion, the financial statements referred to above present fairly, in all material respects, the Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers of Wadsworth Investment Company, Inc, as of April 30, 2012 and the Computation of Net Capital, Computation of Net Capital Requirement, Statement of Income (Loss), Statement of Changes in Ownership Equity, Statement of Cash Flows, and the Reconciliation of Computation of Net Capital for the year ended on the basis of accounting described in Note 1.



Stephen J. Staresinic
Certified Public Accountant
May 14, 2012

Stephen J. Staresinic
Certified Public Accountant
Werastrasse 105
70190 Stuttgart, Germany
Tel: +49(172)6611890

Independent Auditor's Report on Internal Accounting Control

To the President
Wadsworth Investment Co, Inc.
879 Church Street, Rte 68
Wallingford, CT 06492

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2012, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether WIC's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.



Stephen J. Staresinic
Certified Public Accountant
May 14, 2012

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

To the President
Wadsworth Investment Co, Inc.
879 Church Street, Rte 68
Wallingford, CT 06492

I have examined the SIPC general assessment of Wadsworth Investment Co., Inc. (WIC) for the year ended April 30, 2012 and its reconciliation with financial statements of. (WIC) as of April 30, 2012.

WIC made a single payment to SIPC during the year ended April 30, 2012, $ 558, with the SIPC-6 Form on November 29, 2011. The Form SIPC-7T was filed on June 25, 2012.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of WIC for the year ended April 30, 2012.

WIC has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.



Stephen J. Staresinic
Certified Public Accountant
June 25, 2012

**WADSWORTH INVESTMENT COMPANY, INC.**
NOTES TO FINANCIAL STATEMENTS
April 30, 2012

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Description of Business

Wadsworth Investment Company, Inc. is a broker-dealer, located in Wallingford, CT, which sells shares of mutual funds and other investments. The Company receives most of its income from commissions on the sale of investments and does not handle any client funds or hold any client securities.

b) Basis of Financial Statement Presentation

The Company prepares the FOCUS REPORT in accordance with the requirements of the Securities and Exchange Commission. The basis of accounting is the same as accounting principles generally accepted in the United States.

c) Equipment

Equipment is stated at cost and depreciated using estimated useful lives. The estimated useful life of equipment is 5 – 7 years. The current year depreciation expense is $0. Equipment book value is summarized as follows:

| | |
|---|---|
| Equipment | $ 7,578 |
| Accumulated depreciation | ( 7,578) |
| Net Book Value | $ 0 |

d) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities with maturity of three months or less to be cash equivalents.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

See accompanying notes on auditor's report.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Concentrations of Credit Risk

Cash accounts are maintained at a bank in Wallingford, Connecticut and a Mutual Fund Money Market account. At times, cash balances may be in excess of FDIC insurance limits, or in uninsured accounts.

g) Stockholder Equity

The stockholder equity consists of retained earnings and common stock outstanding. These are 100 shares no-par common stock authorized with 60 shares issued outstanding at April 30, 2012.

h) Bad Debts

The Company uses the direct write-off method to record bad debts. As a result, the Company does not maintain an allowance for bad debts.

## 2. RELATED PARTY TRANSACTIONS

The Company is solely owned by Wadsworth Family, LLC (WF, LLC). William F. Wadsworth, Jr. (President of Wadsworth Investment Company, Inc.) owns nineteen (19%) percent of WF, LLC. William F. Wadsworth Sr. owns ten (10%) percent and is the managing member of WF, LLC. WF, LLC also owns a majority interest in W& W Properties, LLC and Portfolio Timing Services (PTS). William F. Wadsworth, Sr. also owns an interest in Wadsworth Financial Group, Inc. WF, LLC also owns an interest in DECA ONE, LLC.

Many of the clients of Wadsworth Investment Company, Inc. (the Company) are also clients of PTS. Each entity receives commissions or fees from clients for the services they provide. The Company and PTS receive payment from each other and share some limited administrative expenses. DECA ONE, LLC is also a client of the Company. Wadsworth Financial Group, Inc. and W&W Properties, LLC did not have any intercompany transactions with the Company.

## 3. INCOME TAXES

No provision has been made for deferred taxes because the timing differences between book and tax depreciation are immaterial and the Company does not have any other timing differences.

There are no income taxes currently due for Wadsworth Investment Company, Inc for the tax period ending April 30, 2012.

**WADSWORTH INVESTMENT COMPANY, INC.**
RECONCILIATION OF COMPUTATION OF NET CAPITAL
April 30, 2012

| | |
|---|---|
| Net capital per audit report | $301,133 |
| Net capital per 5th quarterly report | $301,133 |
| Difference | NONE |

There were no differences in net capital. The adjusting entries recorded to complete the audit report were also recorded in the 5th quarterly report.

See accompanying notes on auditor's report.

## OATH OR AFFIRMATION

I, Stephen Z. Frank, Esq., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wadsworth Investment Co., INC, as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

Signature

FINOP

Title

Cynthia Locke

Notary Public


Cynthia M. Locke
Notary Public
New Hampshire
My Commission Expires
February 18, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Independent Auditor's Statement on Material Inadequacies

To the President
Wadsworth Investment Co, Inc.
879 Church Street, Rte 68
Wallingford, CT 06492

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2012, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated May 14, 2012. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.



Stephen J. Staresinic
Certified Public Accountant
May 14, 2012